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                                                           Filed by CNBC Bancorp
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                   Subject Company: CNBC Bancorp
                                                              File No: 000-28203




September 5, 2002



Dear Shareholder:

In case any of you missed our recent press releases regarding our pending merger with First Merchants Corporation, we wanted to provide a few details directly to you. We are very excited about this strategic decision and believe it holds benefits for you, our shareholders, as well as our employees and our customers. As consideration for your CNBC common shares, you will have the opportunity to choose either 1.01 shares of First Merchants common stock or $29.57 in cash in exchange for each CNBC common share you own. If the merger is approved by CNBC's shareholders, your election will likely be made in the first quarter of 2003.

First Merchants is a multi-bank financial holding company headquartered in Muncie, Indiana. First Merchants has $2.7 billion in assets, including nine independently-managed affiliate banks. First Merchants Corporation common stock is listed on the NASDAQ National Market under the symbol "FRME." The press releases can be accessed from our website, cnbcbank.com.

Because of the significance of this transaction, we can only provide additional written information about the merger through documents that will be reviewed by the Securities and Exchange Commission (the "SEC"), prior to mailing to you. These documents will likely be mailed to you in the fourth quarter of this year.

First Merchants will be filing a document called a Registration Statement on Form S-4 concerning the merger with the SEC, which will include the merger proxy statement/prospectus that will be mailed to you. WE URGE YOU TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Merchants will be available free of charge from the Secretary of First Merchants at 200 East Jackson Street, Muncie, Indiana 47305-2814, telephone (765) 747-1530. Documents filed with the SEC by CNBC will be available free of charge from the Secretary of CNBC at 100 East Wilson Bridge Road, Worthington, Ohio 43085, telephone (614) 848-8700. YOU SHOULD READ THE MERGER PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary.

CNBC and First Merchants and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON FEBRUARY 21, 2002, WITH RESPECT TO FIRST MERCHANTS, AND THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 21, 2002, WITH RESPECT TO CNBC.

Please call us at 614-848-8700 (prior to October 12) or 614-583-2200 (after October 12) if you have any questions or concerns.

Sincerely,                             Sincerely,



Thomas D. McAuliffe                    John A. Romelfanger
Chairman of the Board                  Vice President